UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

BURLINGTON NORTHERN SANTA FE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

12189T104

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2010

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 2 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 341,284,463 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 341,284,463 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,284,463 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 3 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 341,284,463 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 341,284,463 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,284,463 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 4 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 341,284,463 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 341,284,463 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,284,463 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 5 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 341,284,463 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 341,284,463 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,284,463 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 6 OF 8 PAGES

This Amendment No. 4 to Schedule 13D is filed to amend Items 3, 4, 5 and 7 of the Statement as set forth below. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented to add the following:

The additional 264,507,434 shares of Common Stock reported on this Statement by the Reporting Persons were acquired for merger consideration consisting of approximately $15.87 billion in cash, approximately 80,932 shares of Berkshire’s Class A Common Stock and approximately 21 million shares of Berkshire’s Class B Common Stock. Of the cash merger consideration, $8 billion was obtained by Berkshire in a financing transaction pursuant to which Berkshire issued, on February 11, 2010, (i) $600,000,000 aggregate principal amount of its 1.400% Senior Notes due 2012; (ii) $1,400,000,000 aggregate principal amount of its 2.125% Senior Notes due 2013; and (iii) $1,700,000,000 aggregate principal amount of its 3.200% Senior Notes due 2015 (collectively, the “Fixed Rate Notes”), and (iv) $2,000,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2011; (v) $1,100,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2012; and (vi) $1,200,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2013 (collectively, the “Floating Rate Notes” and together with the Fixed Rate Notes, the “Notes”). The Notes were sold pursuant to an underwriting agreement, dated February 4, 2010, by and among Berkshire, J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC. The Notes were issued under an Indenture, dated as of February 1, 2010, among Berkshire, Berkshire Hathaway Finance Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Indenture”), and an officers’ certificate dated as of February 11, 2010 (the “Officers’ Certificate”).

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented to add the following:

On February 12, 2010, Berkshire filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which BNI was merged with and into Merger Sub on such date, with Merger Sub continuing as the surviving corporation in the merger. As a result of the merger, each share of Common Stock not already owned by the Reporting Persons was cancelled and converted into the right to receive the merger consideration specified in the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and supplemented to add the following:

Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference into this Item 5.

The provisions of Item 4 that are added pursuant to this Amendment No. 4 are hereby incorporated by reference into this Item 5.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to add the following:

Exhibit No.	Description of Exhibit

4	Joint Filing Agreement required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Warren Buffett, Berkshire, OBH LLC (formerly OBH Inc.) and National Indemnity Company on January 22, 2009).

5	Underwriting Agreement, dated February 4, 2010, by and among Berkshire, J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 1.1 of Berkshire’s Current Report on Form 8-K filed with the Commission on February 11, 2010).

6	Indenture, dated as of February 1, 2010, among the Berkshire, Berkshire Hathaway Finance Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Berkshire’s Registration Statement on Form S-3 filed with the Commission on February 1, 2010).

7	Officers’ Certificate of Berkshire, dated as of February 11, 2010, including forms of Berkshire’s (i) 1.400% Senior Notes due 2012; (ii) 2.125% Senior Notes due 2013; (iii) 3.200% Senior Notes due 2015; (iv) Floating Rate Senior Notes due 2011; (v) Floating Rate Senior Notes due 2012; and (vi) Floating Rate Senior Notes due 2013 (incorporated by reference to Exhibit 4.2 of Berkshire’s Current Report on Form 8-K filed with the Commission on February 11, 2010).

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 7 OF 8 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Statement on Schedule 13D is true, complete, and correct.

Dated: February 16, 2010

WARREN E. BUFFETT

/S/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President and Chief Financial Officer

OBH LLC

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

NATIONAL INDEMNITY COMPANY

By:	/S/ MARK MILLARD
Name:	Mark Millard
Title:	Assistant Secretary

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 8 OF 8 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4	Joint Filing Agreement required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Warren Buffett, Berkshire, OBH LLC (formerly OBH Inc.) and National Indemnity Company on January 22, 2009).

5	Underwriting Agreement, dated February 4, 2010, by and among Berkshire, J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 1.1 of Berkshire’s Current Report on Form 8-K filed with the Commission on February 11, 2010).

6	Indenture, dated as of February 1, 2010, among the Berkshire, Berkshire Hathaway Finance Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Berkshire’s Registration Statement on Form S-3 filed with the Commission on February 1, 2010).

7	Officers’ Certificate of Berkshire, dated as of February 11, 2010, including forms of Berkshire’s (i) 1.400% Senior Notes due 2012; (ii) 2.125% Senior Notes due 2013; (iii) 3.200% Senior Notes due 2015; (iv) Floating Rate Senior Notes due 2011; (v) Floating Rate Senior Notes due 2012; and (vi) Floating Rate Senior Notes due 2013 (incorporated by reference to Exhibit 4.2 of Berkshire’s Current Report on Form 8-K filed with the Commission on February 11, 2010).